Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Six months ended June 30,
		2012	2011

Earnings from continuing operations before income taxes		$349	$225
Less:	Equity earnings	(31)	(33)
Add:	Total fixed charges deducted from earnings	129	179
	Dividends received from equity investees	27	24

	Earnings available for payment of fixed charges	$474	$395

Fixed charges

	Interest expense	$126	$176
	Portion of operating lease rental deemed to be interest	3	3

	Total fixed charges deducted from earnings and fixed charges	$129	$179

Ratio of earnings to fixed charges		3.7	2.2